Exhibit 12.01

Portola Packaging, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(in thousands, except ratios)

For the six-month periods ended February 29, 2004 and February 28, 2003 and the years ended August 31, 2003, 2002, 2001, 2000 and 1999

	Six months	Six months
	ended	ended	Year ended August 31,
	2/29/2004	2/28/2003	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense	$7,410	$6,268	$12,544	$13,251	$14,453	$14,486	$14,443
Debt financing costs	1,560	373	777	756	718	428	546
Rent expense	662	567	1,113	1,122	1,187	817	740

Total fixed costs	9,632	7,208	14,434	15,129	16,358	15,731	15,729
Add: Capitalized interest	—	—	—	—	—	114	—

Net fixed charges	9,632	7,208	14,434	15,129	16,358	15,845	15,729

Earnings:
Net loss	(11,730)	(2,408)	(1,731)	4,573	1,030	(3,743)	(616)
Income tax benefit from extraordinary item	—	—	—	—	—	—	—
Income tax (benefit) provision	742	(1,573)	2,071	2,242	2,074	(2,165)	(352)
Net fixed charges	9,632	7,208	14,434	15,129	16,358	15,845	15,729

Total earnings	(1,356)	3,227	14,774	21,944	19,462	9,937	14,761

Ratio of earnings to fixed charges (1)	(0.1)	0.4	1.0	1.5	1.2	0.6	0.9

(1) The amounts of the deficiency in earnings available to cover fixed charges from a ratio of 1.0x (in thousands) are $10,988, $3,981, $5,908 and $968 for the six months ended February 29, 2004, the six months ended February 28, 2003 and the years ended August 31, 2000 and 1999, respectively.